FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of May 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Reports First Quarter 2003 Results.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                         TTI Team Telecom International Ltd.



Date: May 14, 2003                       By:  /s/ Israel (Eli) Ofer
                                              ---------------------

                                              Israel (Eli) Ofer
                                              Chief Financial Officer


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                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1     Press Release: TTI Telecom Reports First Quarter 2003 Results.

                                  EXHIBIT 10.1


-------------------------------------------------------------------------------
Corporate Contacts:
-------------------------------------------------------------------------------
            Meir Lipshes                     Sanjay Hurry
            Chief Executive Officer          Investor Relations Officer
            TTI Telecom Ltd.                 TTI Telecom Ltd.
            T: +1.972.3.922.1262             T: +1.201.795.3883
            F: +1.972.3.922.1249             F: +1.201.795.3920
            meirl@tti-telecom.com            sanjay@tti-telecom.com
-------------------------------------------------------------------------------



                 TTI TELECOM REPORTS FIRST QUARTER 2003 RESULTS

Petach Tikva, Israel, May 14, 2003 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced unaudited results for the first quarter ended March 31, 2003.

Total revenues for the first quarter of 2003 were $11.3 million, compared to $18.2 million for the first quarter of 2002, $10.7 million in the fourth quarter of 2002 and $10.3 million in the third quarter of 2002. Operating loss for the quarter was $6.6 million, compared to an operating profit of $4.3 million for the same quarter of 2002, and net loss was $5.8 million, or $0.49 per diluted share, versus a net profit of $4.4 million, or $0.36 per diluted share, in the same quarter last year. The Company ended the quarter with approximately $42 million in cash and liquid investments.

"We closed several new customers this quarter, including a wireless opportunity in APAC with a partner, and several tier-1, follow-on opportunities in North America, highlighting the value of having a large, leverageable customer base during these weak telecom CAPEX spending times," said Meir Lipshes, chief executive officer of TTI Telecom. "We continued to execute on our long-term strategy to position TTI Telecom to pursue additional opportunities, adding Samsung Electronics as a partner to extend our sales reach globally, and further enhanced our product offering to include a new security management solution, which was sold to a large service provider."

Continued Lipshes, "While taking steps to position TTI Telecom to benefit from any possible upturn in telecom spending, we remain mindful of the current telecom environment and as such, need to execute internally to meet future challenges. Subsequent to the close of the quarter, we enacted a 10% workforce reduction and a corporate restructuring intended to improve profitability, increase efficiency throughout the company and enhance customer satisfaction levels across our entire customer base.

"Our core competencies have not changed: we have proven experience with tier-1 service providers in implementing our Netrac OSS and BSS product offerings; our turnkey approach and responsiveness to customers remain key differentiators in the marketplace," concluded Lipshes. "These, along with our strong financial position, gives us the capability to build for the future."


1Q03 Earnings Conference Call Information

A conference call has been scheduled for 9:00am ET today, May 14th, on which management will discuss the results of first quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on May 21, 2002. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code 31700873. The webcast of the conference call will be archived on the TTI Telecom web site.



About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                               -tables to follow-


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

                         TTI TELECOM INTERNATIONAL LTD.
                               STATEMENT OF INCOME
              (in thousands of U.S. dollars except per share data)

                                                                         Three months ended
                                                                    03/31/2003        03/31/2002
                                                                  ----------------  ----------------
Revenues:

Product                                                                    $8,551           $15,918
Service                                                                     2,789             2,268
                                                                  ----------------  ----------------
Total revenues                                                             11,340            18,186

Cost of revenues:
Product                                                                     7,670             5,814
Service                                                                     1,552             1,120
                                                                  ----------------  ----------------
Total cost of revenues                                                      9,222             6,934

Gross Profit:                                                               2,118            11,252

Operating expenses:
Research &development, net                                                  2,463             1,759
Sales and marketing, net                                                    4,715             3,563
General and administrative                                                  1,580             1,639
                                                                  ----------------------------------
Total operating expenses                                                    8,758             6,961

Operating income (loss)                                                   (6,640)             4,291

Financial income, net                                                         547               409
                                                                  ----------------  ----------------

Income (loss) before taxes on income                                      (6,093)             4,700
Tax on income                                                               (325)               320
                                                                  ----------------  ----------------

                                                                  ================  ================
                                                                  ----------------  ----------------
Net income (loss)                                                        $(5,768)            $4,380
                                                                  ================  ================

Basic net earnings (loss) per share                                       $(0.49)             $0.37
                                                                  ================  ================
Diluted net earnings (loss) per share                                     $(0.49)             $0.36
                                                                  ================  ================

Number of shares used in computing
basic income (loss) per share                                          11,872,052        11,802,673
                                                                  ================  ================
Number of shares used in computing                                     11,872,052        12,094,797
diluted income (loss) per share
                                                                  ================  ================



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

                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                                                         03/31/2003          12/31/2002
ASSETS
Current Assets:

Cash and cash equivalents                                                   $27,285             $33,972
Short term bank deposits                                                        282               1,229
Marketable securities                                                        13,258              12,889
Trade receivables                                                            13,586               9,798
Unbilled receivables                                                          9,035              10,457
Prepaid expenses and other accounts receivable                                6,792               5,700
                                                                              -----               -----
                                                                 -------------------  ------------------

Total current assets                                                        $70,238             $74,045
                                                                 -------------------  ------------------
                                                                 -------------------  ------------------

LONG TERM INVESTMENTS:
Long term deposits                                                              916                   0
Investment in affiliate                                                         165                 165
Severance pay fund                                                            3,672               3,429
Long term pre-paid expenses                                                     350                 500
Long term receivables                                                         2,674               2,855
                                                                 -------------------  ------------------

Total long-term investments                                                   7,777               6,949


PROPERTY AND EQUIPMENT:
Cost                                                                         21,707              21,391
Less - accumulated depreciation                                              12,639              11,939
                                                                 ---------------------------------------
                                                                 ---------------------------------------
Property and equipment, net                                                   9,068               9,452

OTHER ASSETS:                                                                13,296              14,019

Total assets                                                               $100,379            $104,465
                                                                 ===================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                                3,266               3,458
Related parties                                                                 993                 713
Deferred revenues                                                             2,465               1,265
Other accounts payable and accrued expense                                    7,756               8,134
                                                                 ---------------------------------------
Total current liabilities                                                    14,480              13,570
                                                                 ---------------------------------------

Accrued Severance Pay                                                         4,847               4,627
                                                                 -------------------  ------------------

Shareholders' Equity:
Share capital                                                                 1,794               1,794
Additional paid-in capital                                                   59,608              59,056
Retained earnings                                                            19,650              25,418
                                                                 -------------------  ------------------
                                                                 -------------------  ------------------
Total shareholders' equity                                                  $81,052             $86,268
                                                                 -------------------  ------------------

                                                                 -------------------  ------------------
Total liabilities and shareholders' equity                                 $100,379            $104,465
                                                                 ===================  ==================
                                                                  ###